17 September 2012

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through J.P. Morgan Securities plc) 425,000 Reed Elsevier PLC ordinary shares at a price of 601.3331p per share.
The purchased shares will be held as treasury shares. Following the above purchase,
Reed Elsevier PLC holds 37,509,298 ordinary shares in treasury, and has 1,217,028,402 ordinary shares in issue (excluding treasury shares).

Reed Elsevier NV announces that today, it purchased (through J.P. Morgan Securities plc) 241,786 Reed Elsevier NV ordinary shares at a price of €10.3790 per share.
The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 26,087,596 ordinary shares in treasury, and has 698,672,242 ordinary shares in issue (excluding treasury shares).